First Mid Bancshares, Inc.
1421 Charleston Avenue
Mattoon, Illinois 61938

October 1, 2021

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jessica Livingston

Re:	First Mid Bancshares, Inc.
Registration Statement on Form S-4/A (File No. 333-259634)

Ladies and Gentlemen:

The undersigned, First Mid Bancshares, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission grant acceleration of the effectiveness of the Company’s above referenced Registration Statement so that it may become effective at 10:00 A.M. Eastern Daylight Time on October 5, 2021, or as soon as practicable thereafter.

Very truly yours,

FIRST MID BANCSHARES, INC.

By:	/s/ Joseph R. Dively
Name:	Joseph R. Dively
Title:	Chairman, President and Chief Executive Officer